Exhibit 99.1

INSPIRA ART100 System Approved by Israel’s Largest Healthcare Provider for Use in Organ Transplant Patients

RA’ANANA, Israel, May 7, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that the INSPIRA™ ART100 has been approved by Israel’s largest healthcare provider to undergo a clinical validation by leading physicians who intend to use the innovative life-support and diagnostic device during organ transplant procedures. As part of this advancement, Inspira will deploy the U.S. Food and Drug Administration (“FDA”) approved INSPIRA ART100 system at one of Israel’s renowned medical centers affiliated with the largest health care provider.

A team of pioneering physicians at a renowned medical center has requested to validate the INSPIRA ART100 system for application in highly complex organ transplant procedures. This deployment will allow leading Israeli transplant specialists to gain hands-on experience with Inspira’s innovative technology, specifically exploring its potential to maintain organ viability through advanced blood oxygenation. The INSPIRA ART100 system may serve a unique role by providing out of body blood oxygenation to keep the patient alive during the organ transplant procedure as well as for several hours in the recovery room.

This validation process represents a new clinical application for the innovative INSPIRA ART100 system, offering the Company a unique opportunity to gather valuable insights from leading medical specialists as they evaluate the system’s performance in demanding transplantation environments. The clinical data collected during these procedures will be strategically used to support the ongoing development program of Inspira’s flagship INSPIRA ART500 system designed to oxygenate a patient’s blood and support vital organs during acute respiratory failure.

“Being approved by Israel’s largest and prestigious healthcare provider showcases the significant interest our technology is garnering from leading medical institutions, including in our local market, as well as abroad, as previously reported,” said Dagi Ben-Noon, Chief Executive Officer of Inspira. “We look forward to working closely with the provider’s medical professionals to explore new applications of our technologies.”

The INSPIRA ART100 system was granted FDA 510(k) clearance on May 2024, for cardiopulmonary bypass procedures and in July 2024 received the Israeli AMAR certification for cardiopulmonary bypass and extra-corporeal membrane oxygenation (ECMO) procedures. The system’s proprietary hardware and software platform serves as the foundation for the Company’s flagship INSPIRA ART500 system, which is currently under development and aims to revolutionize respiratory care by providing direct blood oxygenation without mechanical ventilation.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART500 system aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART500, HYLA blood sensor, and Single-use patient kit are currently in development and have not yet received regulatory approval.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the collaboration with Israel’s largest healthcare provider, the planned evaluation of the INSPIRA ART100 system in organ transplant procedures, the potential of the Company’s technology to address critical needs in advanced pulmonary care, that the clinical data collected during the procedures will be used to support the ongoing development program of the INSPIRA ART500 system, and the expected benefits and uses of its products. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com